

April 9, 2009

Mr. Michael J. Alber
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tyson's Blvd.
Suite 1300
McLean, VA 22102

Re: **Alion Science and Technology Corporation**
Form 10-K for the year ended September 30, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 333-89756

Dear Mr. Alber:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

MD&A
Liquidity and Capital Resources

Term B Senior Credit Facility, page 36

1. We note your disclosure that you were in compliance with the Term B Senior Credit Facility financial covenants. Given the importance of available funding to your business, please revise future filings to present, for the most significant and restrictive financial covenants, actual ratios and other actual amounts versus minimum/maximum required ratios/amounts during each reporting period. We believe that such a presentation may allow investors to more easily understand your current ability to meet the financial covenants. Also, for covenants that restrict additional debt, dividends, share repurchases and other transactions, please revise future filings to quantify those restrictions to the extent applicable.

2. We note your disclosure that you are now required to use all excess annual cash flow to prepay outstanding senior term loans. Please revise future filings to clarify how excess cash flow is defined and to quantify and better explain the expected impact of this provision.

Senior Unsecured Notes, page 41

3. We note that your senior unsecured notes contain certain covenants. Please tell us and in future filings clearly indicate your compliance with these covenants during each reporting period. For any material financial covenants, please disclose the required ratios/amounts and the actual ratios/amounts as noted in the comment above. Also, for covenants that restrict additional debt, dividends, share repurchases and other transactions, please revise future filings to quantify those restrictions to the extent applicable.

Summary of Critical Accounting Policies, Goodwill and Intangible Assets and Redeemable Common Stock, page 47

4. Please provide us and revise future filings to provide the following information.
    - Address your basis for defining your reporting unit(s) under paragraphs 30-36 of SFAS 142 and address any changes in those units or goodwill allocations during the periods presented due to recent acquisitions, etc.
    - We note your discussion of the methods used for determining fair value based on the estimated fair value of your common stock. Disclose the assumed benefits of this valuation method, and why management selected this method as being meaningful for preparing your goodwill impairment analysis.
    - For the fair value methodology you use, provide a description of the "significant judgments" used and the sensitivity of those assumptions in determining fair value. For example, for a discounted cash flow analysis, such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and the terminal rate.

    Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Notes to the Consolidated Financial Statements

(2) Summary of Significant Accounting Policies – Redeemable Common Stock, page 59

5. We note your reference here and elsewhere in the filing to third-party appraisers. Please tell us the nature and extent of the third parties' involvement and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

Form 10-Q for the Quarter ended December 31, 2008

MD&A
Overview, page 30

6. In future filings, please expand your management's discussion and analysis to address recent economic events and trends, including pressures within your specific markets, and their current and expected/potential future impact on your operations, financial position and liquidity. Your disclosures should provide detailed information about your customers, the status of significant production programs, changes in demand for your products, expected trends, management's responses to these events, potential future actions by management, and any other detailed information you believe may be useful to investors. Also, please expand your liquidity discussion to address the expected impact on current and future cash flows and to address how you believe the global financial climate, including the credit shortage, may affect sources of liquidity.

Liquidity and Capital Resources, page 33

7. We note that you have experienced delays in contract funding. In future filings please enhance your discussion to explain the reasons for the delays, to address when you expect the funding to be approved and to clarify how the delays may impact your liquidity. Also, please revise future filings to disclose and address reasons for changes in DSO as of each period presented.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief